[LETTERHEAD OF CLIFFORD CHANCE US LLP]

August 31, 2012

Via EDGAR

Ms. Peggy Kim, Esq.
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Equity LifeStyle Properties, Inc. Amendment No. 1 to Schedule TO/ 13E-3 filed August 23, 2012 File No. 005-43043

Dear Ms. Kim:

On behalf of our client, Equity LifeStyle Properties, Inc. a Maryland corporation (the "Company"), we are transmitting for filing the Company's responses to the comments provided in your letter to Larry Medvinsky dated August 27, 2012 (the "Comment Letter") relating to Amendment No. 1 to Schedule TO/13E-3 filed by the Company on August 23, 2012 ("Amendment No. 1 to the Schedule TO/13E-3").

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in bold and italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Terms used in this letter and not otherwise defined have the meanings assigned in the Schedule TO/13E-3 filed by the Company on August 9, 2012 and Amendment No. 1 to Schedule TO/13E-3 (collectively, the "Schedule TO/13E-3") and the Offer to Exchange filed as Exhibit (a)(1)(A) thereto, as amended by Amendment No. 1 to Schedule TO/13E-3 (the "Offer to Exchange").

Amendment No. 1 to Schedule TO/13E-3

1.	We note your response to comment one in our letter dated August 17, 2012; however, we reissue our comment. Please check the box on the cover page to indicate that Offer is an issuer tender offer. Refer to Section 14(d)(8)(B) of the Exchange Act and the definition of issuer tender offer in Rule 13e-4(a)(2). See also the discussion of Rule 13e-4 in Section I.B. of SEC Release 34-43069.

In response to the Staff's comment, we have checked the box on the cover page of the Schedule TO/13E-3 to indicate that the Offer is an issuer tender offer and have added corresponding changes to the Offer to Exchange.

Background of the Offer, page 8

2.	We note your response to comment nine in our letter dated August 17, 2012; however, we reissue our comment. Please revise to describe each contact, meeting or discussion that took place since May 2012, including the approximate dates of the meetings or discussions, and the substance of the discussions or negotiations at each meeting. Please identify any counsel, financial advisors, or any members of management or the board who were present at each meeting. Please also discuss any preliminary analysis provided by Houlihan to the board or management and any discussions regarding Houlihan's final presentation to the board on August 7, 2012.

In response to the Staff's comment, the Schedule TO/13E-3 has been revised to address these points in the "SPECIAL FACTORS – Background of the Offer" and "SPECIAL FACTORS – Fairness of the Offer" sections of the Offer to Exchange and to add an earlier preliminary draft of Houlihan's presentation as an exhibit.

3.	We note your response to comment 10 in our letter dated August 17, 2012, and the disclosure that holders of a "majority" of the Series A Shares have agreed to tender or intend to tender. Please revise to quantify the aggregate number and aggregate percentage of Series A Shares that holders have agreed or intend to tender.

In response to the Staff's comment, the Schedule TO/13E-3 has been revised to quantify the aggregate number and aggregate percentage of Series A Shares held by the holders that agreed to tender and the holders that told the Company they intend to tender, in the " SPECIAL FACTORS – Background of the Offer " section of the Offer to Exchange. We note that in our previous Amendment No. 1 to the Schedule TO/13E-3, in response 6, we did not state that a majority of the Series A Shares have agreed to tender or intend to tender, but rather stated that "[o]f the holders contacted by the Company, a majority (by Series A Shares owned) either agreed to tender their Series A Shares in the Offer or advised us that they intended to do so."

Fairness of the Offer, page 9

4.	We note your response to comment 17 in our letter dated August 17, 2012; however, we reissue that part of our comment asking you to quantify the fair value per share of the Depositary Shares and the recent trading price to which the board refers.

In response to the Staff's comment, the Schedule TO/13E-3 has been revised to address fair value per share of the Depositary Shares and use of recent trading prices under the heading "SPECIAL FACTORS – Fairness of the Offer."

5.	We note your response to comment 18 in our letter dated August 17, 2012 and your response that the last bullet point on page 10 is referring to the board's determination that the Offer is "more attractive" than a redemption for cash and a re-investment in a comparable security. Please revise and reconcile the last bullet point on page 10 with the second bullet point on page 9 which states that the board believes the economic terms are "approximately the same" as a redemption for cash and a re-investment in a comparable security. Specifically, please revise to explain why the board believes the Offer is "more attractive" when the economic terms are "approximately the same."

In response to the Staff's comment, the Schedule TO/13E-3 has been revised to address these points in the section immediately following the bullet points following the first paragraph under the heading "SPECIAL FACTORS – Fairness of the Offer" in the Offer to Exchange. As explained in the revised text, the Board determined that a holder whose Series A Shares were redeemed for cash and who wished immediately to re-invest the redemption proceeds in a similar security might have difficulty finding a replacement security at an attractive price, probably would receive a lower yield on the cash redemption proceeds until they were re-invested, and probably would incur brokerage fees in connection with the re-investment of the redemption proceeds. The fact that the Offer allows the holders of Series A Shares to immediately own a similar security, without incurring brokerage fees and without an interruption in the accrual of dividends, was a material factor in the Board's conclusion that the terms of the Offer are fair, even as the Board also concluded that the Series A Shares and Depositary Shares are approximately equivalent in value.

6.	We note your response to comment 19 in our letter dated August 17, 2012; however, we reissue that part of our comment asking you to include comparable information for Equity LifeStyle, so that investors may better assess the comparability to the other 17 recent preferred stock offerings.

In response to the Staff's comment, the Schedule TO/13E-3 has been revised to include comparable information for the Company under the heading "SPECIAL FACTORS – Fairness of the Offer," in the Offer to Exchange.

Fairness Opinion, page 11

7.	We note that Houlihan reviewed and analyzed forecast information for Equity LifeStyle. Please summarize the forecasts or projections that were reviewed by Houlihan.

In response to the Staff's comment, the Schedule TO/13E-3 has been revised to add a summary description of the forecast information, under the heading "SPECIAL FACTORS – Fairness of the Offer," in the Offer to Exchange.

Public Company Analysis

8.	We note your response to comment 22 in our letter dated August 17, 2012; however, we reissue our comment. Please revise to provide disclosure of the underlying data, including the market capitalizations, enterprise values, ratios of enterprise value to EBITDA, and the ratios of market capitalization to funds from operations. Please include comparable information for the issuer. Please present this information in a tabular format. Please include high, low, median and mean information.

In response to the Staff's comment, the Schedule TO/13E-3 has been revised to include the requested dates from the referenced issuers and the Company, in tabular form, under the heading "SPECIAL FACTORS – Fairness of the Offer," in the Offer to Exchange.

9.	Please describe and quantify the specific criteria used in selecting the public companies and if any initially selected companies were excluded, then the reasons for excluding them from the analysis. For example, discuss whether only real estate companies within a specific range of market capitalization and enterprise value were used, and if so, then quantify the range of values used for selecting the companies.

In response to the Staff's comment, the Schedule TO/13E-3 has been revised to add the requested information, under the heading "SPECIAL FACTORS – Fairness of the Offer," in the Offer to Exchange.

10.	Please describe how the results of the analysis support the conclusion that the Offer is fair to unaffiliated security holders.

In response to the Staff's comment, the Schedule TO/13E-3 has been revised to add the requested disclosure under the heading "SPECIAL FACTORS – Fairness of the Offer," in the Offer to Exchange.

Existing Terms of the Series A Shares

11.	Please revise to describe how the analysis supports the conclusion that the Offer is fair to unaffiliated security holders.

In response to the Staff's comment, the Schedule TO/13E-3 has been revised to add the requested disclosure under the heading "SPECIAL FACTORS – Fairness of the Offer," in the Offer to Exchange.

Comparable Transactions Method

12.	We note that Houlihan analyzed "underwritten public offerings of preferred stock by REITs and other companies similar to the Company." Please further describe and quantify the criteria used in selecting the comparable transactions and if any initially selected companies were excluded, then describe the reasons for excluding them from the analysis.

In response to the Staff's comment, the Schedule TO/13E-3 has been revised to add the requested disclosure under the heading "SPECIAL FACTORS – Fairness of the Offer," in the Offer to Exchange.

13.	Please revise to provide disclosure of the underlying data, including the market capitalizations, indebtedness, and ratios of indebtedness to capitalization. Please include comparable information for the issuer. Please present this information in a tabular format. Please include high, low, median and mean information.

In response to the Staff's comment, the Schedule TO/13E-3 has been revised to add the requested disclosure under the heading "SPECIAL FACTORS – Fairness of the Offer," in the Offer to Exchange.

Letter of Transmittal

14.	We note your response to comment seven in our letter dated August 17, 2012 and the revised disclosure in the Offer to Exchange regarding the letter of transmittal. Please revise and file the restated letter of transmittal as an exhibit to the Schedule TO.

In response to the Staff's comment, the restated letter of transmittal is being filed as an exhibit to the Schedule TO/13E-3.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its attention to the Company's filing and we look forward to hearing from you. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8149 or John Healy Esq. at 212-878-8281.

Very truly yours,

/s/ Larry P. Medvinsky Esq.
Larry P. Medvinsky, Esq.

cc:	Equity LifeStyle Properties, Inc. Marguerite Nader Kenneth Kroot, Esq. Paul Seavey

Clifford Chance US LLP John Healy, Esq.